Exhibit 12

DIMON Incorporated and Subsidiaries

RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months
	Ended
	March 31,	Years Ended June 30
(in thousands)	2004	2003	2002	2001	2000

Pretax income from continuing operations	$(35,832)	$35,042	$38,023	$34,540	$23,352

Distributed income of equity investees	88	691	930	223	4,041

Fixed charges	35,629	51,813	51,812	57,112	62,847

Earnings	$(115)	$87,546	$90,765	$91,875	$90,240

Interest	34,352	49,608	50,128	55,908	60,069

Amortization of charges and other	1,277	2,205	1,684	1,204	2,778

Fixed Charges	$35,629	$51,813	$51,812	$57,112	$62,847

Ratio of Earnings to Fixed Charges	N/A	1.69	1.75	1.61	1.44

Fixed Charges in Excess of Earnings	$35,744	N/A	N/A	N/A	N/A

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